UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

60 Kaki Bukit Place, #03-01 Eunos Techpark, Singapore 415979

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6327 1110

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

As previously disclosed, EUDA Health Holdings Limited (“EUDA” or the “Company”) entered into a securities purchase agreement dated as of November 26, 2025 with an accredited investor (the “Purchaser”) for the purchase of a warrant that was immediately exercisable into 2,000,000 newly-issued ordinary shares (the “Warrant”) for an aggregate purchase price of $100,000. The Warrant was issued and sold on December 4, 2025 pursuant to our prospectus dated November 4, 2024 and a prospectus supplement dated December 4, 2025 (the “Prospectus Supplement”). On December 16, 2025, the Company and the Purchaser entered into a Warrant Amendment to (i) reduce the exercise price of the Warrant from $6.00 per share to $4.00 per share; and (ii) reduce the minimum closing price of the Company’s ordinary shares on Nasdaq required for a Forced Exercise from $7.50 to $6.00. The Company filed a prospectus supplement to reflect these terms on December 19, 2025.

On January 13, 2026, the Company and the Purchaser entered into a Second Warrant Amendment pursuant to which parties have agreed to (i) further reduce the exercise price of the Warrant from $4.00 per share to $2.00 per share; and (ii) further reduce the minimum closing price of the Company’s ordinary shares on Nasdaq required for a Forced Exercise from $6.00 to $3.00. Terms used but not defined herein shall have the meanings ascribed to such terms in the Form of Warrant, filed as Exhibit 1.2 to the Current Report on Form 6-K filed on December 4, 2025, and incorporated by reference herein.

The Company will file a new prospectus supplement to reflect these new changes to the terms of the Warrant, and to update and supplement certain information included in the Prospectus Supplements filed on each of December 4, 2025 and December 19, 2025. This new prospectus supplement will form a part of the Company’s Registration Statement on Form F-3 (File No. 333-282723), which was filed with the Securities and Exchange Commission on October 18, 2024 and declared effective on November 4, 2024.

The foregoing description of the Second Warrant Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of Second Warrant Amendment, a copy of which is filed as Exhibit 1.1 this Current Report, and incorporated by reference herein.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the ordinary shares (or the Warrant) nor shall there be any sale of the ordinary shares (or the Warrant) in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-282723) and the prospectus thereof and any prospectus supplements or amendments thereto.

Exhibits

1.1	Second Warrant Amendment dated as of January 13, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: January 13, 2026

EUDA Health Holdings Limited

By:	/s/ Alfred Lim
Alfred Lim
Chief Executive Officer